

January 17, 2024

Khar Heng Choo
Chief Executive Officer
Knorex Ltd.
21 Merchant Road
#04-01
Singapore 058267

> **Re: Knorex Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted December 18, 2023**
> **CIK No. 0001982960**

Dear Khar Heng Choo:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Conventions That Apply to This Prospectus, page 4

1. We note from pages 42 and F-7 that the number of ordinary shares to be held by the shareholders of Knorex Pte. Ltd. upon completion of the reorganization is yet to be determined. Please explain your basis for retroactively adjusting the historical capital structure using 0.000000945 ordinary share of the Knorex Ltd. to indicate one outstanding ordinary share of Knorex Pte. Ltd. Explain how you arrived at this amount as it appears that this amount may be arbitrary. Alternatively, please revise throughout your filing to remove such presentation until the actual amounts are known. As part of your response, tell us when the reorganization is expected to be completed.

Prospectus Summary
Our Competitive Strengths, page 5

2.   We note the reference in this section to your "well-established customer base." Please revise to disclose here your number of customers for all periods presented in your financial statements. Also, disclose for each period the percentage of revenue generated in each of your principal markets--Singapore, the United States, Vietnam, India and Malaysia.

Risk Factors, page 13

3.   You disclose elsewhere in the registration statement that for the year ended December 31, 2022, your top five customers accounted for approximately 53.6% of the Company's total revenues. Tell us what consideration you have given to adding a risk factor addressing the company's dependence on a limited number of customers. Also, disclose the material terms of your agreements with your top customers and file any contracts that the company is substantially dependent upon.

Capitalization, page 38

4.   Please revise to present amounts related to your capitalization and indebtedness in accordance with Item 3.B of Form 20-F. In this regard, we note you have included total liabilities instead of indebtedness.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operating Data, page 48

5.   Please revise to describe the difference between customer and advertiser accounts. Also, tell us how you determine average revenue per customer and how this information is used by management.

Liquidity and Capital Resources, page 50

6.   Please revise your narrative disclosures under Operating Activities to refer to "Net cash used in operating activities" instead of "Net cash provided by operating activities" for both periods presented.

7.   You disclose that your existing cash and cash equivalents, anticipated cash raised from financings, anticipated cash flow from operations and commitment from your existing investors to provide additional funding, together with the net proceeds from this offering, will be sufficient to meet your anticipated cash needs for the next 12 months. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available cash resources. Refer to Item 5.B of Form 20-F.

Business
Our Suppliers, page 58

8.   We note that for the year ended December 31, 2022, your top five vendors accounted for approximately 72.6% of your total purchases. Please revise to disclose the scope and terms of any material agreements with these vendors and file such agreements as exhibits to your registration statement.

Principal Shareholders, page 74

9.   Please disclose the natural person(s) that hold voting and/or investment power of the ordinary shares held by Raffles Venture (Direct) Private Limited and Franklin Capital Enterprise Limited. Also, we note your disclosure that you have one U.S. record holder holding your outstanding ordinary shares. Please revise to disclose the number of your outstanding shares held in the U.S. Refer to Item 4 of Form F-1 and Item 7.A.2 of Form 20-F.

Related Party Transactions, page 75

10.   Please file any agreements with TransAccel, LLC as exhibits to your registration statement. Refer to Items 8.a. of Form F-1 and 601(b)(10)(ii)(A) of Regulation S-K.

Lock-Up Agreement, page 84

11.   Please briefly describe the "certain exceptions" to the lock-up agreement applicable to each of your directors, executive officers and holders of 5.0% or more of your outstanding shares.

Consolidated Financial Statements of Knorex Ltd
Consolidated Balance Sheets, page F-3

12.   We note from your disclosures on page 41 that, in connection with the reorganization, your authorized share capital will be 100,000,000 ordinary shares with a par value of $0.0005. However, your ordinary shares line item as well as Note 11 appear to indicate that you will have 5,000,000 shares authorized upon the completion of the reorganization. Please revise to resolve this inconsistency. Refer to SAB Topic 4.C.

Note 2 - Summary of significant accounting policies
Revenue recognition, page F-12

13.   Please revise to disclose the revenue recognized in the reporting period that was included in the deferred revenue balance at the beginning of the period. Refer to ASC 606-10-50-8. Also, revise to disclose the amount of remaining performance obligations as of the end of the reporting period and an explanation of when you expect to recognize such amounts as revenue, on a quantitative basis or by using qualitative information. Refer to 606-10-50-13.

Recent accounting pronouncements not yet adopted, page F-15

14.   Please revise to disclose that, as a result of your election to use the extended transition period for complying with new or revised accounting standards, your financial statements may not be comparable to companies that comply with public company effective dates.

Note 11 - Shareholder's equity, page F-21

15.   Please revise to disclose how Knorex SG's outstanding warrants will be treated in the reorganization.

Note 14 - Concentration of risks, page F-24

16.   You disclose that the top five customers represented 53.6% and 49.2% of your total revenue for the years ended December 31, 2022 and December 31, 2021, respectively. Please revise to separately disclose the total revenue from each customer that provided more than 10% of your revenue for each period presented. Refer to ASC 280-10-50-42.

Note 17 - Subsequent events, page F-25

17.   Please revise to disclose the date through which you evaluated subsequent events and whether the date was when the financial statements were issued or were available to be issued. Refer to ASC 855-10-50-1.

General

18.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

      Please contact Chen Chen at 202-551-7351 or Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino at 202-551-3456 or Larry Spirgel at 202-551-3815 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Technology

cc: Louise L. Liu